UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L202

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth B. Wallach, Esq.

Hui Lin, Esq.

Jessica Asrat, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24703L202

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,270,804 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,270,804 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,270,804 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) convertible into an equal number of shares of Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”) at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class B Common Stock beneficially owned represent 4.4% of the total common stock of Dell Technologies Inc. (the “Issuer”) outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,319,578 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,319,578 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,319,578 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,319,578 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,319,578 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,319,578 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,101,051 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,101,051 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,101,051 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 472,314 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 472,314 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 472,314 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,574,546 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,574,546 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,574,546 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.6% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,574,546 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,574,546 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,574,546 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 4.6% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,376,256 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,376,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,376,256 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 212,987 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 212,987 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,987 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,618,075 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,618,075 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,618,075 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,618,075 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,618,075 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,618,075 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,724,522 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,724,522 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,724,522 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 11.6% of the total common stock of the Issuer outstanding. See Item 5.

EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment No. 6”), being filed by SL SPV-2, L.P. (“SPV-2”), SLTA SPV-2, L.P. (“SLTA GP”), SLTA SPV-2 (GP), L.L.C. (“SLTA SPV GP”), Silver Lake Partners IV, L.P. (“SLP IV”), Silver Lake Technology Investors IV, L.P. (“SLTI IV”), Silver Lake Technology Associates IV, L.P. (“SLTA IV”), SLTA IV (GP), L.L.C. (“SLTA IV GP”), Silver Lake Partners V DE (AIV), L.P. (“SLP V”), Silver Lake Technology Investors V, L.P. (“SLTI V”), Silver Lake Technology Associates V, L.P. (“SLTA V”), SLTA V (GP), L.L.C. (“SLTA V GP”), and Silver Lake Group, L.L.C. (“SLG”, and collectively, the “Reporting Persons”) amends the Schedule 13D initially filed on February 19, 2019, as amended by Amendment No. 1 filed on July 2, 2019, Amendment No. 2 filed on January 2, 2020, Amendment No. 3 filed on July 1, 2021, Amendment No. 4 filed on July 13, 2023 and Amendment No. 5 filed on January 18, 2024 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 6 is being filed to report that (i) on March 4, 2024, certain of the Reporting Persons sold an aggregate of 3,403,699 shares of Class C Common Stock, (ii) on March 5, 2024, certain of the Reporting Persons initiated distributions of an aggregate of 1,227,502 shares of Class C Common Stock to certain of their respective direct and indirect equity holders, (a) with SL SPV-2, L.P. distributing 555,510 shares, SLP IV distributing 407,287 shares and SLP V distributing 258,741 shares, and (b) SLTA GP distributing 3,769 shares and SLTA V distributing 2,195 shares (such sales and distributions of Class C Common Stock described in clauses (i) and (ii)(a) were received upon conversions on March 3, 2024 and March 4, 2024 of an equal number of shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) held by such Reporting Persons.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 81,724,522 shares of the Issuer’s Class C Common Stock, which constitutes approximately 11.6% of the total outstanding common stock of the Issuer, based on 706,335,200 shares of common stock outstanding in the aggregate as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on December 8, 2023 and the Issuer’s Periodic Report on Form 8-K filed on January 18, 2024.

Subject to the terms of the Issuer’s amended and restated certificate of incorporation, each holder of record of: (1) Class A Common Stock is entitled to 10 votes per share of Class A Common Stock; (2) Class B Common Stock is entitled to 10 votes per share of Class B Common Stock; (3) Class C Common Stock is entitled to one vote per share of Class C Common Stock; and (4) Class D Common Stock is not entitled to any vote on any matter except to the extent required by provisions of Delaware law (in which case such holder is entitled to one vote per share of Class D Common Stock), in the case of each of (1) through (4), which is outstanding in such holder’s name on the books of the Issuer and which is entitled to vote. The board of directors of the Issuer has a class consisting of the Group I Directors and a class consisting of the Group IV Directors (each as defined in the Issuer’s certificate of incorporation, as amended). The holders of shares of all series of common stock outstanding will vote as one class with respect to the election of all Group I Directors and the holders of Class C Common Stock will vote separately as a series with respect to the election of the Group IV Director. Except as may otherwise be provided in the Issuer’s certificate of incorporation, as amended, or as may otherwise be required by Delaware law, with respect to all other matters to be voted on by stockholders of the Issuer, the holders of shares of all series of common stock outstanding will vote as one class. As a result of the above, the 81,724,522 shares of Class C Common Stock beneficially owned in the aggregate by the Reporting Persons is entitled to approximately 17.6% of the combined voting power of the common stock of the Issuer, based on 706,335,200 shares of common stock outstanding in the aggregate, including 262,220,998 shares of Class C Common Stock outstanding, in each case, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on December 8, 2023 and the Issuer’s Periodic Report on Form 8-K filed on January 18, 2024, respectively, plus the additional 4,575,030 shares of Class C Common Stock issued upon the conversion of an equal number of shares of Class B Common Stock on January 12, 2024 and January 16, 2024 in connection with the sales and distributions described in Amendment No. 5, and the additional 4,625,237 shares of Class C Common Stock issued upon the conversion of an equal number of shares of Class B Common Stock on March 3, 2024 and March 4, 2024 in connection with the sales and distributions described above and as described further in Annex B attached hereto.

The Reporting Persons may be deemed to beneficially own an aggregate of 81,724,522 shares of the Issuer’s Class C Common Stock, based on 212,323 shares of Class C Common Stock held by SLG, 48,774 shares of Class C Common Stock held by SLTA GP, 1,181 shares of Class C Common Stock held by SLTA IV and 28,832 shares of Class C Common Stock held by SLTA V, which were, in part, acquired in connection with the distribution described above, and an aggregate of 81,433,412 shares of the Issuer’s Class B Common Stock held by the Reporting Persons, which are convertible into shares of Class C Common Stock on a one-for-one basis at any time at the holder’s election, representing approximately 23.2% of the issued and outstanding shares of the Issuer’s Class C Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 262,220,998 shares of Class C Common Stock of the Issuer outstanding as of January 11, 2024, as set forth in the Issuer’s Periodic Report on Form 8-K filed on January 18, 2024, plus the additional 4,575,030 shares of Class C Common Stock issued upon conversion of an equal number of shares of Class B Common Stock on January 12, 2024 and January 16, 2024 in connection with the sales and distributions described in Amendment No. 5, and the additional 4,625,237 shares of Class C Common Stock issued upon the conversion of an equal number of shares of Class B Common Stock on March 3, 2024 and March 4, 2024 in connection with the sales and distributions described above, and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

Information with respect to the beneficial ownership of Class C Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

The references to and description of the Issuer’s amended and restated certificate of incorporation set forth above is not intended to be complete and is qualified in its entirety by reference to the full text of such certificate, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2022.

(c) Except as set forth in the Explanatory Note of this Schedule 13D and the Annexes attached hereto, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class C Common Stock since the filing of Amendment No. 5 with the SEC on January 18, 2024.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024

SL SPV-2, L.P.

By:	SLTA SPV-2, L.P., its general partner
	By:	SLTA SPV-2 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA SPV-2, L.P.

By:	SLTA SPV-2 (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA SPV-2 (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner

		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner

		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Partners V DE (AIV), L.P.

By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner

	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.

By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner

	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.

By:	SLTA V (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States. Also set forth below is the number of shares of Class C Common Stock beneficially owned by such persons as of end of business on March 5, 2024. Shares reflected include the following number of shares of Class C Common Stock received in the in-kind distributions described further in the Explanatory Note to this Amendment No. 6: Egon Durban (118,360), Kenneth Hao (109,290), Gregory Mondre (110,678) and Joseph Osnoss (35,682). Since the filing of Amendment No. 5 to this Schedule 13D, there have been no other transactions by such persons in the Class C Common Stock, except that Mr. Osnoss donated 5,000 shares of Class C Common Stock on January 18, 2024 and Mr. Hao and related investment vehicles donated an aggregate of 87,255 shares of Class C Common Stock on March 5, 2024.

Name	Business Address	Principal Occupation	Class C Common Stock Beneficially Owned
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	420,251
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.	109,290
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	269,222
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	103,870

Annex B

Sales of Class C Common Stock by the Reporting Persons since the filing of Amendment No. 5 with the SEC on January 18, 2024, each of which occurred in the open market and block sales:

Date	Number of Shares Sold	Price Per Share	Price Range Per Share	Seller
March 4, 2024	885,481	$122.10	N/A	SL SPV-2, L.P.
March 4, 2024	201,110	$124.46	$124.00-$125.00	SL SPV-2, L.P.
March 4, 2024	46,447	$125.34	$125.01-$126.00	SL SPV-2, L.P.
March 4, 2024	57,470	$126.48	$126.01-$127.00	SL SPV-2, L.P.
March 4, 2024	20,861	$127.22	$127.01-$127.65	SL SPV-2, L.P.
March 4, 2024	9,233	$128.27	$128.02-$128.94	SL SPV-2, L.P.
March 4, 2024	1,027,907	$122.10	N/A	Silver Lake Partners IV, L.P.
March 4, 2024	232,888	$124.46	$124.00-$125.00	Silver Lake Partners IV, L.P.
March 4, 2024	53,787	$125.34	$125.01-$126.00	Silver Lake Partners IV, L.P.
March 4, 2024	66,551	$126.48	$126.01-$127.00	Silver Lake Partners IV, L.P.
March 4, 2024	24,157	$127.22	$127.01-$127.65	Silver Lake Partners IV, L.P.
March 4, 2024	10,692	$128.27	$128.02-$128.94	Silver Lake Partners IV, L.P.
March 4, 2024	19,459	$122.10	N/A	Silver Lake Technology Investors IV, L.P.
March 4, 2024	4,421	$124.46	$124.00-$125.00	Silver Lake Technology Investors IV, L.P.
March 4, 2024	1,021	$125.34	$125.01-$126.00	Silver Lake Technology Investors IV, L.P.
March 4, 2024	1,263	$126.48	$126.01-$127.00	Silver Lake Technology Investors IV, L.P.

March 4, 2024	459	$127.22	$127.01-$127.65	Silver Lake Technology Investors IV, L.P.
March 4, 2024	203	$128.27	$128.02-$128.94	Silver Lake Technology Investors IV, L.P.
March 4, 2024	528,378	$122.10	N/A	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	119,911	$124.46	$124.00-$125.00	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	27,694	$125.34	$125.01-$126.00	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	34,266	$126.48	$126.01-$127.00	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	12,438	$127.22	$127.01-$127.65	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	5,505	$128.27	$128.02-$128.94	Silver Lake Partners V DE (AIV), L.P.
March 4, 2024	8,775	$122.10	N/A	Silver Lake Technology Investors V, L.P.
March 4, 2024	1,994	$124.46	$124.00-$125.00	Silver Lake Technology Investors V, L.P.
March 4, 2024	460	$125.34	$125.01-$126.00	Silver Lake Technology Investors V, L.P.
March 4, 2024	570	$126.48	$126.01-$127.00	Silver Lake Technology Investors V, L.P.
March 4, 2024	206	$127.22	$127.01-$127.65	Silver Lake Technology Investors V, L.P.
March 4, 2024	92	$128.27	$128.02-$128.94	Silver Lake Technology Investors V, L.P.

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class C Common Stock sold at each separate price within the price ranges set forth on the table above.